FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

18 September 2008

AGREEMENT FOR PROPOSED ACQUISITION OF A 51% SHAREHOLDING IN KOREA EXCHANGE BANK TERMINATED

HSBC announces that, taking into account all relevant factors including current asset values in world financial markets, on 18 September 2008 HSBC Asia exercised its right to terminate the acquisition agreement with immediate effect. As a result, it will not acquire Lone Star's shareholding in KEB on the terms announced on 3 September 2007. Notwithstanding the termination of the acquisition agreement, HSBC remains committed to the Korean market and to growing its business in Korea.

Discussions with Lone Star have not led to agreement on how the transaction might proceed on a basis acceptable to HSBC.

On 3 August 2008, HSBC Holdings plc ("HSBC") announced that from 31 July 2008, the existing acquisition agreement between its indirect, wholly-owned subsidiary, HSBC Asia Pacific Holdings (UK) Limited ("HSBC Asia") and LSF-KEB Holdings SCA ("Lone Star") relating to the purchase of 51.02 per cent of the issued share capital of Korea Exchange Bank ("KEB") could be terminated at any time by either party up until the time that approval from Korea's Financial Services Commission ("FSC Approval") was granted.

The acquisition agreement provided that the acquisition was subject to a number of conditions, including the receipt of applicable governmental and regulatory approvals, in particular FSC Approval. In the announcement on 3 August 2008, HSBC stated that as at 1 August 2008, FSC Approval had not been granted and that, at the time of making that announcement, HSBC Asia had not terminated the acquisition agreement nor had it received a notice of termination from Lone Star. The announcement also stated that HSBC Asia and Lone Star were discussing how this transaction may be taken forward and that a further announcement would be made as and when appropriate.

At the request of the Korean Financial Services Commission, HSBC resubmitted its application for FSC Approval on 11 August 2008. As at the time of making this announcement, FSC Approval has not been granted.

Sandy Flockhart, Chief Executive Officer at HSBC Asia and an executive director of HSBC, said: "In the light of developments around the world, not least changes in asset values in world markets, we do not believe that it would be in the best interests of shareholders to continue to pursue this acquisition on the terms negotiated last year. HSBC remains fully committed to Korea, however, and it is our aim to play a full part in the country's financial services sector. Our focus is now on HSBC's existing and growing operations in Korea which we will continue to invest in and develop."

Save as disclosed above, there has been no significant change affecting any matters contained in the earlier announcements and no other significant matter has arisen which would have been required to be mentioned in those earlier announcements if they had arisen at the time they were made.

Media enquiries to Richard Lindsay on +44 (0)20 7992 1555 or richardlindsay@hsbc.com

Notes to editors:

The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: September 19, 2008